Filed by CBOE Holdings, Inc.

(SEC File No. 001-34774) pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

(SEC File No. 001-37732)

Date:                  September 26, 2016

To:                            All Employees

From:            Edward Tilly

RE:                          CBOE Holdings Agrees to Acquire Bats Global Markets

I am pleased to inform you that moments ago, we announced CBOE Holdings, Inc. entered into a definitive agreement to acquire Bats Global Markets, Inc. This is an exciting announcement that we believe strengthens our global position in innovative tradable products and services.  Please refer to the attached press release for complete details.

This morning, managers throughout the organization will be holding informational sessions with their respective teams to discuss this news and answer questions.  At 10:00 a.m., I will be hosting a Town Hall meeting with Christopher Concannon, CEO of Bats, in the fourth floor lounge.

I am truly excited about what this transaction means for our future and look forward to speaking with you.

FOR IMMEDIATE RELEASE

CBOE Holdings Agrees to Acquire Bats Global Markets to Strengthen CBOE Holdings’ Global Position in Innovative Tradable Products and Services, and Achieve Meaningful Cost and Operational Efficiencies

Enhances Diversification Across Global Asset Classes, Including Addition of U.S. and European Cash Equities, Global ETPs and Global FX

Utilizes Bats’ Leading Proprietary Trading Technology by Migrating Trading in Combined Company’s Markets onto a Single, Proven Platform

The Combination Provides Enhanced Market Data Products and Services combined with a Global Distribution Network

Better Positions CBOE Holdings to Meet the Needs of the Growing Index-based Investing Market

Expected to be Accretive to CBOE Holdings Adjusted EPS in First Year Following Completion of the Transaction

CHICAGO and KANSAS CITY, September 26, 2016 — CBOE Holdings, Inc. (NASDAQ: CBOE) and Bats Global Markets, Inc. (Bats: BATS) today announced that they have entered into a definitive agreement, which has been approved by the Board of Directors of each company by unanimous votes of the members of the boards present, under which CBOE Holdings has agreed to acquire Bats in a cash and stock transaction valued at approximately $32.50 per Bats share, or a total of approximately $3.2 billion, consisting of 31% cash and 69% CBOE Holdings stock, based on CBOE Holdings’ closing stock price of $70.30 per share on September 23, 2016.

The transaction will significantly expand CBOE Holdings’ product line across asset classes, broaden its geographic reach with Bats’ strong pan-European equities and global FX positions, and diversify its business mix with significant non-transactional revenue streams.  CBOE Holdings expects to utilize Bats’ leading proprietary trading technology by migrating trading in all of the combined company’s markets onto a single, proven platform.

“The acquisition of Bats is expected to strengthen our position as a global leader in innovative tradable products and services, and is a transformative next step in our growth strategy,” said Edward T. Tilly, CBOE Holdings’ Chief Executive Officer. “We believe that bringing together CBOE Holdings’ product innovation, indexing expertise, and options and volatility market position, with Bats’ proven proprietary technology infrastructure, global ETP listing and trading venues, global foreign exchange marketplace and market data services, represents a compelling combination that should deliver significant benefits for our customers and enhanced long-term value for our stockholders.  In particular, we believe the complementary nature of our respective offerings uniquely positions the combined company to provide the product set, transparency and tradability demanded by the rapidly-developing index-based investing market. Further, Bats’ market data expertise will allow CBOE Holdings to develop new products using the company’s index calculation capabilities.”

Mr. Tilly continued, “CBOE Holdings and Bats share a culture based on the goal of efficiently utilizing innovation to better serve customers and the broader marketplace while enhancing stockholder value.  We expect the acquisition to enhance the trading experience by streamlining access for customers and to allow CBOE Holdings to provide greater scale, while significantly increasing operational and cost efficiencies.”

“This transaction offers our stockholders immediate cash value and allows us the opportunity to continue our great growth trajectory by combining with another market innovator in CBOE,” said Chris Concannon, Bats’ Chief Executive Officer. “Today’s announcement is a testament to the hard work and achievements of our talented employees around the globe and in every asset class in which we operate. We look forward to working with the CBOE team to facilitate a smooth integration.”

Following the closing of the transaction, CBOE Holdings expects to incorporate the functionality offered by both technology platforms and migrate onto a leading proprietary Bats’ system. By utilizing Bats’ technology and the combined customer reach of CBOE Holdings and Bats, CBOE Holdings plans to broaden distribution of its expanded product line to provide greater breadth and depth of products and services.

Financial Benefits

The transaction is expected to provide meaningful scale and financial benefits to CBOE Holdings, and should enable the company to further grow and capitalize on significant synergies expected to be achieved through the acquisition.  Within three years of the completion of the transaction, CBOE Holdings expects to realize $50 million in annualized expense synergies, increasing to approximately $65 million of anticipated expense synergies within five years following closing. CBOE Holdings expects to achieve these synergies by migrating to a single proprietary trading platform and optimizing the expense structure of the combined company.

The transaction is expected to be accretive to CBOE Holdings adjusted EPS in the first year following the completion of the transaction and deliver attractive returns on invested capital.

Transaction Terms, Approvals and Timing

CBOE Holdings will acquire Bats for approximately $3.2 billion (based on CBOE’s closing stock price on September 23, 2016), and will fund the purchase price through a mix of stock and debt. Under the terms of the agreement, Bats stockholders will receive $10.00 per share in cash and 0.3201 of a share of CBOE Holdings common stock, representing a total consideration of approximately $32.50 per share, based on the closing price of CBOE Holdings common stock on September 23, 2016. The merger agreement also contains an election procedure allowing each Bats stockholder to seek all cash or all stock, subject to proration and adjustment.  The company intends to fund the cash portion of the consideration and the refinancing of Bats’ debt through available cash and new borrowings of $1.65 billion, for which commitment letters have been obtained.

The per-share consideration represents a premium of 22.5% to Bats’ closing stock price on September 22, 2016, the last full trading day prior to media publications regarding the potential transaction.

The transaction is subject to customary closing conditions, including the approval of the stockholders of both companies, and receipt of required regulatory clearances and approvals.  Bats’ and CBOE Holdings’ directors and officers have signed supportive voting agreements.  The transaction is expected to close in the first half of 2017.

Organization and Leadership

Following the close of the transaction, Edward T. Tilly, CBOE Holdings CEO, will remain CEO of the combined company.  Chris Concannon, Bats CEO, will become President and COO, succeeding Edward L. Provost, CBOE Holdings President and COO, who plans to retire at that time.  Chris Isaacson, Bats CIO, will succeed Gerald T. O’Connell as CIO, who also plans to retire at that time.  CBOE Holdings CFO Alan J. Dean will remain as CFO of the combined company.

Following the close of the transaction, the Board of Directors of the combined company will consist of 14 directors, 11 of the 14 members currently serving on the CBOE Holdings board, plus three members from the Bats Board of Directors.  These changes will be effective immediately upon closing.

The combined company’s corporate headquarters will be located in Chicago, with business offices in Kansas City, New York and London, as well as presences in San Francisco, Singapore and Quito, Ecuador.

Advisors

BofA Merrill Lynch and Broadhaven Capital Partners, LLC are acting as co-lead financial advisors to CBOE Holdings. CBOE Holdings intends to fund the transaction through a mix of stock and debt and has received fully committed financing provided by BofA Merrill Lynch. Sidley Austin LLP is serving as CBOE Holdings’ legal counsel.  Barclays Capital Inc. is lead financial advisor, with UBS Investment Bank acting as co-financial advisor to Bats, and Davis Polk & Wardwell LLP is serving as its legal counsel.

Teleconference Information

Date:  September 26, 2016

Time: 8:00 a.m. ET/7:00 a.m. CT

CBOE Holdings and Bats will hold a joint teleconference today with executives from both companies, including CBOE Holdings’ CEO, President, Chief Strategy Officer and CFO and Bats’ CEO.  Following the prepared remarks, there will be a question and answer session exclusively for analysts. Upon conclusion of the analyst question and answer session, a second question and answer session will be held for media only. Please be advised that both the analyst and media call-in lines will be live during the analyst presentation; however, only the media line will be live during the press Q&A, and media will only be able to ask questions through their dedicated dial-in number. Participants should dial in 10 – 15 minutes prior to the start of the presentation and ask to join the CBOE Holdings call.

A live audio webcast of the conference call, and the presentation that will be referenced during the call, will be available on the Investor Relations section of CBOE Holdings’ website at www.cboe.com under Events & Presentations and on the Investor Relations section of Bats’ website at www.bats.com. The presentation will be archived on both companies’ websites for replay.

Dial-in information for analysts:

Toll Free:  1-888-317-6003

International: 1-412-317-6061

Passcode: 9775902

Dial-in information for media:

Toll Free: 1-877-883-0383

International: 1-412-902-6506

Passcode: 9775902

About CBOE Holdings, Inc.

CBOE Holdings, Inc. (NASDAQ: CBOE) is the holding company for Chicago Board Options Exchange (CBOE), CBOE Futures Exchange (CFE), and other subsidiaries.  CBOE, the largest U.S. options exchange and creator of listed options, continues to set the bar for options and volatility trading through product innovation, trading technology and investor education. CBOE Holdings offers equity, index and ETP options, including proprietary products, such as options and futures on the CBOE Volatility Index (VIX Index) and S&P 500 options (SPX), the most active U.S. index option.  Other products engineered by CBOE include equity options, security index options, Weeklys options, FLEX options, and benchmark products such as the CBOE S&P 500 BuyWrite Index (BXM). CBOE Holdings is home to the world-renowned Options Institute, Livevol options analytics and data tools, and www.cboe.com, the go-to place for options and volatility trading resources.

About Bats Global Markets, Inc.

Bats Global Markets, Inc. (Bats: BATS) is a leading global operator of exchanges and services for financial markets, dedicated to Making Markets Better. Bats is the second-largest stock exchange operator in the U.S., operates the largest stock exchange and trade reporting facility in Europe, and the #1 market globally for ETP trading. Bats also operates growing ETP listings venues in the U.S. and Europe, two U.S. options exchanges and Bats Hotspot, Bats’ global foreign exchange market. Also, ETF.com, a leading provider of ETP news, data and analysis, is a wholly-owned subsidiary of Bats. Bats is headquartered in Kansas City with offices in New York, London, Chicago, San Francisco, Singapore and Quito. Visit bats.com and @BatsGlobal for more information.

Cautionary Statements Regarding Forward-Looking Information

This release contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements with respect to the anticipated effects of the transaction, expectations with respect to the migration of trading technology and synergies, the proposed transaction’s anticipated benefits to customers and stockholders, the anticipated timing of the closing of the proposed transaction and plans with respect to the leadership of the combined company following the closing of the proposed transaction. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions:  the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, and other filings made by CBOE and Bats from time to time with the SEC.  The factors described in such SEC filings include, without limitation:  CBOE’s ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This release is being made in respect of the proposed merger transaction involving CBOE Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and Bats stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR Bats ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by BATS will be available free of charge on BATS’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting BATS’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CBOE Holdings Media Contacts:

Suzanne Cosgrove

(312) 786-7123

cosgrove@cboe.com

Gary Compton

(312) 786-7612

comptong@cboe.com

CBOE Holdings Analyst Contacts:

Debbie Koopman

(312) 786-7136

koopman@cboe.com

Andy Brimmer / Tim Lynch / Scott Bisang

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Bats Communications:

Randy Williams (New York)

(212) 378-8522

comms@bats.com

Stacie Fleming (London)

+44 (207) 012-8950

comms@bats.com

Hannah Randall (New York)

(646) 856-8809

comms@bats.com

Bats Investor Relations:

Mark Marriott

(913) 815-7132

ir@bats.com

CBOE-OE

CBOE®, Chicago Board Options Exchange®, CFE®, CBOE Volatility Index®, Livevol®, FLEX® and VIX® are registered trademarks, and CBOE Futures ExchangeSM, BuyWriteSM, BXMSM, WeeklysSM and The Options InstituteSM are service marks of Chicago Board Options Exchange, Incorporated (CBOE). Standard & Poor’s®, S&P® and S&P 500® are registered  trademarks of Standard & Poor’s Financial Services, LLC and have been licensed for use by CBOE. All other trademarks and service marks are the property of their respective owners.